Exhibit 23.3

FIGS, Inc.	April 20, 2021

2834 Colorado Avenue, Suite 100

Santa Monica, CA 90404

Dear FIGS, Inc.:

We, Frost & Sullivan of 3211 Scott Blvd, #203, Santa Clara, California, 95054, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1, and any amendments thereto (the “Registration Statement”) of FIGS, Inc., and any related prospectuses of (i) our name and all references thereto, and (ii) the statements set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

We further consent to the reference to our firm, under the caption “Industry and Market Data” in the Registration Statement, as acting in the capacity of an author of independent industry publications.

Yours faithfully,

/s/ Debbie Wong

Name: Debbie Wong

Designation: Vice President

For and on behalf of Frost & Sullivan

SCHEDULE

1.

In 2020, the total addressable market of the healthcare apparel industry was an estimated $12.0 billion in the United States and $79.0 billion globally, according to an April 2021 Frost & Sullivan study that we commissioned.

2.

Supported by these key trends, the healthcare apparel industry is expected to demonstrate strong and consistent growth, with the total addressable market in the United States expected to grow by a 6.1% CAGR over the next five years, from approximately $12.0 billion in 2020 to approximately $16.0 billion in 2025, according to the Frost & Sullivan study.

3.	In 2020, the total addressable market of the U.S. healthcare apparel industry was approximately $12.0 billion, according to the Frost & Sullivan study.

4.	Among U.S. healthcare professionals and medical students, we have aided and unaided brand awareness of 55% and 22%, respectively, according to a survey performed by Frost & Sullivan.

5.

According to the Frost & Sullivan study, the number of healthcare professionals and medical students internationally is expected to grow from approximately 118 million in 2020 to an estimated 124 million in 2025, and the total addressable market for international healthcare apparel is expected to grow from an estimated $67.0 billion in 2020 to an estimated $86.0 billion in 2025.

6.

Certain information in this prospectus is based on the following research study, which we commissioned: Frost & Sullivan, US and Global Total Addressable Market (TAM) Assessment for the Medical Apparel Market, April 2021. The Frost & Sullivan study included a quantitative and qualitative analysis of the industry through primary and secondary research, including a quantitative survey, encompassing 200 respondents in the United States, all of whom were either professionals or medical students over the age of 18, wear scrubs to work or at school and own or have purchased at least one set of scrubs in the past 12 months. The Frost & Sullivan study calculated the U.S. and global total addressable markets for the healthcare apparel industry by identifying the total number of individuals in the engaged population (which is defined as healthcare professionals and medical students) and multiplying that number by the estimated average spend of the engaged population on medical apparel (based on data aggregated from the survey study).